EXHIBIT 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) of Paramount Energy Trust’s operating and financial results for the year ended December 31, 2003, as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes.

Financial and Operating Highlights(1)

	Three Months Ended December 31		Year Ended December 31
($Cdn thousands, except as noted)	2003	2002	2003	2002	2001
Financial
Revenue before royalties	41,022	40,576	201,239	123,739	228,283
Per Unit(2)	0.92	1.02	4.72	3.12	5.76
Cash flow(3)	25,138	18,756	126,360	59,699	101,416
Per Unit(2)	0.56	0.47	2.97	1.51	2.56
Net earnings (loss)(4)	(2,812)	7,497	52,434	7,406	60,713
Per Unit(2)	(0.06)	0.19	1.23	0.19	1.53
Cash distributions	26,783	n/a	123,202	n/a	n/a
Per Unit(5)	0.60	n/a	2.884	n/a	n/a
Total assets	260,984	277,348	260,984	277,348	299,853
Net debt outstanding	54,189	n/a	54,189	n/a	n/a
Capital expenditures
Exploration, development and other	1,043	3,893	9,084	14,296	41,863
Acquisitions	13,771	—	32,252	—	—

Trust Units Outstanding (thousands)
End of period(7)	44,638	39,638	44,638	39,638	39,638
Weighted average(7)	44,638	39,638	42,597	39,638	39,638
Diluted	45,322	39,638	43,238	39,638	39,638
March 19, 2004	44,765	n/a	44,765	n/a	n/a

Operating
Production
Total natural gas (Bcf)	7.5	8.4	31.2	34.6	37.5
Daily average natural gas (Mcf/d)	81,199	91,031	85,574	94,842	102,704
Average price
Natural gas ($/Mcf)	5.49	4.89	6.44	3.57	6.09

Reserves
Proved plus probable(6)
Natural gas (Bcf)	148.8	183.9	148.8	183.9	205.3

Land
Undeveloped land holdings (thousands of net acres)	322	364	322	364	n/a

Drilling
Wells drilled (gross)
Gas	—	—	16	16	38
Service	—	—	1	2	—
Dry	—	—	—	2	3
Total	—	—	17	20	41
Success rate (%)	—	—	100	90	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	All amounts in this report include the operations and results of the Northeast Alberta properties of Paramount Resources Ltd. (PRL) which were acquired by Paramount Energy Trust (PET) during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s Northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

(2)	Based on weighted average Trust Units outstanding for the period.

(3)	Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(4)	Net earnings for 2002 and 2001 have been restated to reflect the retroactive application of a change in accounting policy relating to asset retirement obligations.

(5)	Based on Trust Units outstanding at each cash distribution date.

(6)	As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument Nl 51-101. 2002 and 2001 figures are proved plus ½ probable for comparability under Nl 51- 101. See “Reserves”.

(7)	The Trust Units indicated for periods prior to March 31, 2003 are pro forma. Actual Units were issued by PET in the first and second quarters of 2003. On February 3, 2003, 9.9 million Units were issued to PRL, which in turn issued these Units to shareholders as a dividend in-kind. On March 11, 2003 pursuant to a Rights Offering, 29.7 million Units were issued .

Forward Looking Information

This MD&A contains forward-looking information with respect to Paramount Energy Trust.

The use of any of the words “anticipate,” “continue,” estimate,” “expect,” “may,” “will,” “project,” “should,” “believe,” “outlook” and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in these forward-looking statements are reasonable. However, we cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of the MD&A, being March 26, 2004.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the quantity and recoverability of our reserves;

•	the timing and amount of future production;

•	prices for natural gas produced;

•	operating and other costs;

•	business strategies and plans of Management;

•	supply and demand for natural gas;

•	expectations regarding our ability to raise capital and to add to our reserves through acquisitions as well as exploration and development;

•	the focus of capital expenditures on development activity rather than exploration;

•	the sale, farming in, farming out or development of certain exploration properties using third party resources;

•	the use of development activity and acquisitions to replace and add to reserves;

•	the impact of changes in natural gas prices on cash flow after hedging;

•	drilling plans;

•	the existence, operations and strategy of the commodity price risk management program;

•	the approximate and maximum amount of forward sales and hedging to be employed;

•	the Trust’s acquisition strategy, and the criteria to be considered and the benefits to be derived;

•	the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers of similar size;

•	our treatment under governmental regulatory regimes;

•	the goal to sustain or grow production and reserves through prudent management and acquisitions;

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•	the emergence of accretive growth opportunities; and

•	the Trust’s ability to benefit from the combination of growth opportunities and the means to grow through the capital markets.

Our actual results could differ materially from those anticipated in our forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•	volatility in market prices for natural gas;

•	risks inherent in our operations;

•	uncertainties associated with estimating reserves;

•	competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	geological, technical, drilling and process problems;

•	general economic conditions in Canada, the United States and globally;

•	industry conditions including fluctuations in the price of natural gas;

•	royalties payable in respect of PET’s production;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•	stock market volatility and market valuations; and

•	the need to obtain required approvals from regulatory authorities.

The above list of risk factors should not be construed as exhaustive.

Evaluation of Disclosure Controls and Procedures

The Chief Operating Officer, Susan Riddell Rose, and Chief Financial Officer, Cameron Sebastian, evaluated the effectiveness of PET’s disclosure controls and procedures as of December 31, 2003 (the “Evaluation Date”), and concluded that PET’s disclosure controls and procedures were effective to ensure that information PET is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by PET in the reports that it files under the Exchange Act is accumulated and communicated to PET’s Management, including its principal operating officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to Internal Controls and Procedures for Financial Reporting

There were no significant changes to PET’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

Mechanics of Creation of the Trust

The Trust was formed through a series of transactions as described below:

On February 3, 2003:

(1)	PET acquired the Legend property from PRL for an $81 million promissory note;

(2)	PET issued approximately 9.9 million Trust Units to PRL, and

(3)	PRL declared a dividend to be paid to its shareholders on February 12, 2003 of these Trust Units, at one Unit per 6.071646 shares, valued at $5.15 per Trust Unit, or approximately $0.85 per PRL Common Share.

On February 17, 2003:

(4)	PET issued three Rights per Trust Unit to acquire additional Trust Units at $5.05 per Unit.

On March 11, 2003:

(5)	With proceeds of the Rights Offering of approximately $150 million, which was successfully closed with full subscription on March 10, 2003, plus bank debt, PET purchased from PRL the majority of PRL’s remaining Northeast Alberta natural gas assets for $220 million. The effective date of the property transactions was July 1, 2002 which, after adjustment for net cash flow and interest, resulted in the Trust assuming $70 million in bank debt.

Business Plan and Strategy

PET is a natural gas focused Canadian energy royalty trust actively managed to generate monthly cash distributions for Unitholders. The Trust’s operations are focused in Canada with its core assets presently concentrated in Northeast Alberta. PET is Canada’s only 100 percent natural gas royalty Trust.

PET seeks to be highly profitable generating premium after-tax returns at an acceptable risk for all stakeholders. Maximizing total return to Unitholders in the form of cash distributions and change in Unit price is a paramount objective. Strategies for achieving this objective include attentive management of all costs and capital expenditures, prudent use of financial leverage, optimization of our existing asset base, land stewardship and the pursuit of accretive acquisitions. At the same

MANAGEMENT’S DISCUSSION AND ANALYSIS

time, Management also attempts to mitigate commodity price volatility through an active hedging and price management program.

PET has a strategy to focus its vision of accretive growth on existing core areas and pursue field optimization and cost control within those core areas to maximize asset value. The Trust strives to control its operations whenever possible, and to maintain high working interests. PET operates over 90 percent of its properties and owns facilities that gather and process much of its production allowing the Trust to use existing infrastructure and synergies within core areas. PET believes this high level of operatorship can translate to controlling costs, timing of capital outlays and projects as well as providing competitive advantages for future opportunities.

PET holds a fundamental belief in the cyclical nature of the oil and gas industry.The interaction of supply and demand will force corrections in commodity price anomalies. Consequently the Trust’s business plan is adjustable depending on where we are in a particular cycle. This thought process impacts marketing strategies, financing decisions, acquisition evaluations and capital allocations.

PET’s Business Approach – “Take Advantage of the Cycle”

Corporate Governance

PET is committed to maintaining high standards of corporate governance. While their intent is similar, each regulatory body has a different set of rules pertaining to corporate governance including the Toronto Stock Exchange, the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002. PET fully conforms to the rules of the governing bodies under which it operates and, in many cases, we already comply with proposals and recommendations that have not yet come into force. Full disclosure of this compliance is provided within PET’s information circulars and on the Trust’s website.

Gas over Bitumen Issue

The Alberta Energy and Utilities Board (AEUB or the Board) issued General Bulletin (GB) 2003-28 (the Bulletin) on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with potentially recoverable bitumen places future bitumen recovery at an unacceptable risk. On January 26, 2004, the AEUB Staff Submission Group (SSG) released its recommendations for the shut-in of producing wells with total average daily production of 135 MMcf/d as of August 31, 2003 or approximately one percent of the natural gas production of the Province of Alberta. Pursuant to Interim Shut-in Order 03-001, approximately 95 MMcf/d was shut-in by industry on September 1, 2003. A shut-in date has not been announced for the remaining 40 MMcf/d recommended for shut-in by the SSG. A total of 24.1 MMcf/d of production net to PET was recommended for shut-in by the SSG which includes 7.6 MMcf/d of the gas shut-in on September 1, 2003 and an additional 16.5 MMcf/d of PET’s production which was previously exempted from Interim Shut-in Order 03-001.

PET submitted substantial technical evidence to the AEUB on February 23, 2004 with respect to the many wells for which the Trust objects to the shut-in recommendations of the AEUB’s SSG. While the task of providing adequate technical evidence to support continued gas production prior to the AEUB deadline was impossible, some evidence was provided for all of PET’s affected assets. AEUB Interim Hearings with respect to this matter began on March 10, 2004. The AEUB decision with respect to the Interim Hearing has not yet been released. On February 27, 2004 the Alberta Court of Appeal granted a stay of the AEUB hearing process to the extent that it applies to wells for which the productive status was previously determined under AEUB Decision 2003-23 following the Chard/Leismer Hearing. This has excluded 0.7 MMcf/d of PET production from the current proceedings. The Alberta Court of Appeal declined to grant a stay of the March Interim Hearing; however, PET and others have been granted Leave to Appeal the entire GB 2003-28 process subject to the AEUB not providing a fair and reasonable process. A date for the hearing of that appeal has not been set.

Until the AEUB determines the final productive status of the wells, PET cannot accurately estimate the amount of production that will be shut-in, if any, and for what duration. The amount and timing of compensation for having to shut-in such production is also not determinable at this time. In order to establish a base level of certainty, PET’s current estimates of future cash flow and distributions assume the shut-in of gas volumes as recommended by the SSG and that any compensation for such shut-in, other than the temporary financial assistance program of $0.60 per Mcf presently in place, is delayed indefinitely. The implications of

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AEUB GB 2003-28 on PET’s gas production have been fully described in previous press releases and other documents which can be viewed on PET’s website at www.paramountenergy.com.

Production Volumes

Production volumes averaged 85.6 MMcf/d in 2003 compared to 94.8 MMcf/d in 2002, a decrease of 10 percent. Natural production declines as well as the 7.9 MMcf/d of natural gas sales shut-in pursuant to AEUB Interim Shut-in Order 03-001 on September 1, 2003 were offset by a successful capital program as well as the acquisition of the Ells property in March, Epact Exploration Ltd. in November and other minor acquisitions which consolidated some of the Trust’s interests in its properties. The Trust estimates that the year-over-year production volume decrease would have been less than seven percent without the shut-in of gas on September 1, 2003 pursuant to the AEUB Shut-in Order. PET intends to continue to attempt to mitigate the effects of natural production declines in the future through exploitation of its existing asset base as well as pursuing accretive acquisitions.

Production

	2003	2002	2001
Natural gas (MMcf/d)	85.6	94.8	102.7

Production in the fourth quarter of 2003 averaged 81.2 MMcf/d compared to 88.5 MMcf/d in the third quarter. This decrease reflects the AEUB shut-in as of September 1 and the fact that the Epact acquisition did not close until November.

Commodity Prices

U.S. natural gas prices are typically referenced off NYMEX at the Henry Hub in Louisiana while western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Hub prices were $6.70 per Mcf and $4.07 per Mcf for 2003 and 2002 respectively, an increase of 65 percent.

In 2003, approximately 38 percent of natural gas production was sold to aggregators, 18 percent was sold at fixed prices, 39 percent was sold into the Alberta Spot Market and five percent to the long-term index market with price indexed to the AECO Monthly Index.

The Alberta Gas Reference Price is the monthly weighted average of an intra-Alberta consumers’ price and an ex-Alberta border price, reduced by allowances for transporting and marketing gas. The Alberta Gas Reference Price is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price increased 58 percent from $3.88 per Mcf in 2002 to $6.13 per Mcf in 2003.

PET’s average wellhead gas price, prior to hedging transactions, increased by 71 percent to $6.11 per Mcf in 2003 from $3.57 per Mcf in 2002. PET’s average gas price after hedging transactions was $6.44 per Mcf and $3.57 per Mcf in 2003 and 2002 respectively.

Natural Gas Production (MMcf/d)

2003 Natural Gas Markets (%)

Natural Gas Price ($/Mcf)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prices and Marketing

	2003	2002	2001
Reference prices
AECO gas ($/Mcf)	$6.70	$4.07	$6.30
Alberta Gas Reference Price ($/Mcf)	$6.13	$3.88	$5.41

Average PET prices
Natural gas, before hedging ($/Mcf)	$6.11	$3.57	$6.09
% AECO, before hedging	91%	88%	97%
% Alberta Gas Reference Price, before hedging	100%	92%	113%
Natural gas, after hedging ($/Mcf)	$6.44	$3.57	$6.09
% AECO, after hedging	96%	88%	97%
% Alberta Gas Reference Price, after hedging	105%	92%	113%

PET’s average wellhead gas price prior to hedging transactions in the fourth quarter was $5.06, a decrease of nine percent from $5.58 in third quarter. PET’s average gas price after hedging transactions in the fourth quarter was $5.49 per Mcf compared to $5.76 in the third quarter.

Revenue

Natural gas revenue in 2003 was $201.2 million, representing a 63 percent increase from $123.7 million in 2002. Revenue growth was achieved via higher natural gas prices coupled with prudent hedging.

Revenue

($ thousands)	2003	2002	2001
Natural gas revenue, before hedging	190,921	123,739	228,283
Hedging receipts	10,318	—	—

Total revenue	201,239	123,739	228,283

As a result of lower production and gas prices, revenue in the fourth quarter decreased to $41.0 million from $46.8 million in the third quarter.

Hedging and Risk Management

The Trust’s hedging activities are conducted in consultation with the Board of Directors of the Administrator of the Trust with the objective of using a proactive and opportunistic approach to hedging in order to maximize distributable income while managing price risk, rather than a routine portfolio approach. A number of market analysis tools are used in an attempt to identify perceived anomalies or trends in natural gas markets. In addition hedging may be used to ensure the economics related to significant acquisitions. Generally the Trust limits its hedging activity for any given period to 50 percent of forecast production for that period.

In 2003, the Trust’s hedging activities resulted in a net receipt of $10.3 million or $0.33 per Mcf. Activity in 2002 did not include any hedging as the 2002 results represent an allocation of the Northeast Alberta operations of PRL.

PET currently has the following natural gas hedges in place:

Natural Gas Hedging(1)

Gigajoules/day(GJ/d)	Price ($/GJ)	Term
45,000 GJ/d	$6.30	January 2004 – March 2004
35,000 GJ/d	$5.56	April 2004 – October 2004
7,500 GJ/d	$5.00 to 7.10	April 2004 – December 2004
15,000 GJ/d	$6.42	November 2004 – March 2005

(1)	Volumes at AECO

Royalties

Alberta Gas Crown Royalties are a cash royalty calculated on the Crown’s share of production using the Alberta Gas Reference Price. Credits are applied to account for the Crown’s share of allowable capital costs, operating costs and processing fees.

Royalty expense increased 75 percent to $38.2 million in 2003 from $21.9 million in the previous year. This percentage increase exceeded the 63 percent increase in revenue as royalties in Alberta are calculated on a sliding scale which increases the overall royalty rate as natural gas prices increase as they did in 2003.

Royalties

($ thousands except where noted)	2003	2002	2001
Natural gas royalties	38,209	21,886	45,761
Per Unit ($/Mcf)	1.22	0.63	1.22
Percentage of sales (%)	19.0	17.7	20.0

Royalty expense in the fourth quarter decreased to $7.3 million from $7.8 million in the third quarter due to the decrease in revenue and deferred royalties of $0.60/Mcf of foregone production resulting from Interim Shut-in Order 03-001 on September 1, 2003. This equated to a royalty deferral of $0.5 million in the fourth quarter of 2003.

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Operating Costs

Operating costs decreased by eight percent to $27.7 million ($0.89 per Mcf) in 2003 from $30.3 million ($0.87 per Mcf) in 2002. On a unit of production basis operating costs were relatively unchanged. In Northeast Alberta approximately 80 percent of production costs are fixed and 20 percent are variable with production volumes. The decrease in total costs resulted from the decline in average production levels in 2003, low operating costs for the Ells property acquired in March 2003 as well as the increased focus by PET on cost control in its field operations. Unit costs were held constant despite an overall industry trend towards increasing operating costs resulting from competitive conditions and a shortage of oilfield services.

Operating Costs

($ thousands except where noted)	2003	2002	2001
Operating costs	27,727	30,265	32,870
Per Mcf ($)	0.89	0.87	0.88

Operating Costs ($/Mcf)

Operating costs in the fourth quarter were unchanged at $6.7 million compared to the third quarter. Unit operating costs increased to $0.98 per Mcf in the fourth quarter from $0.82 in the third quarter due to lower production and the commencement of winter activity.

Operating Netbacks

PET’s 2003 operating netback of $4.33 per Mcf represented a 109 percent increase from $2.07 in 2002 and reflected an 80 percent increase in realized natural gas prices, partly offset by a 94 percent increase in royalties per Mcf and a two percent increase in operating costs on a unit of production basis.

Netback

$/Mcf	2003	2002	2001
Gas price	6.44	3.57	6.09
Royalties	(1.22)	(0.63)	(1.22)
Operating costs	(0.89)	(0.87)	(0.88)

Netback	4.33	2.07	3.99

Lower gas prices and higher unit operating costs resulted in the netback decreasing to $3.66 in the fourth quarter from $3.97 in the third quarter of 2003.

General and Administrative Expense

General and administrative expenses, net of overhead recoveries on operated properties, increased to $4.7 million ($0.15 per Mcf) in 2003 from $4.0 million ($0.12 per Mcf) in 2002. While routine expenditures were held constant, the 2003 total included $0.7 million in legal and consulting expenditures directly related to the AEUB gas over bitumen issue.

General and administrative expenses net of gas over bitumen costs were $4.0 million ($0.13 per Mcf).

General and Administrative Expense

		2003		2002		2001
	$ 000s	$/Mcf	$ 000s	$ /Mcf	$ 000s	$ /Mcf
General & administrative	3,980	0.13	3,987	0.12	4,498	0.12
Gas over bitumen costs	696	0.02	—	—	—	—

Total general & administrative	4,676	0.15	3,987	0.12	4,498	0.12

General and administrative expenses were $1.4 million in the fourth quarter compared to $1.1 million in the third quarter.

Operating Netback ($/Mcf)

MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 Revenue Distribution (%)

Interest Expense

PET commenced bank borrowing in March 2003 with the acquisition of assets from PRL. Interest on bank borrowings was generally paid at Bankers’ Acceptance rates plus a stamping fee of 150 basis points.

Interest Expense

($ thousands except where noted)	2003	2002	2001
Interest expense	2,440	50	—
Per Mcf ($)	0.08	—	—

Interest expense in the fourth quarter of 2003 was $0.3 million compared to $0.6 million in the third quarter.

Depletion, Depreciation and Accretion

The 2003 depletion, depreciation and accretion (D D & A) rate increased to $2.01 per Mcf from $1.49 per Mcf in 2002, primarily due to the decrease in the Trust’s proved reserves at December 31, 2003 as well as the Epact acquisition. The D D & A rate includes depletion of $2.3 million ($2.3 million in 2002) on the capitalized cost associated with the asset retirement obligation as well as accretion expense on the asset retirement obligation of $1.2 million in 2003 ($1.2 million in 2002). The retroactive application of the new accounting policy for asset retirement obligations required restatement of prior periods.

Depletion, Depreciation and Accretion

($ thousands except where noted)	2003	2002	2001
Depletion expense	61,436	50,383	38,119
Accretion of asset retirement obligation	1,239	1,163	1,095

Total	62,675	51,546	39,214

Per Mcf ($)	2.01	1.49	1.05

Depletion expense was $17.6 million in the fourth quarter compared to $16.7 million in the third quarter.

Income Taxes

For income tax purposes PET is able to and intends to claim deduction for all amounts paid or payable to the Unitholder then allocate remaining taxable income, if any, to the Unitholders. Accordingly, no current or future income taxes have been recorded in 2003. In 2002 an amount of current tax expense was recorded which represented an allocation of the current taxes of PRL to its Northeast Alberta operations.

Capital Expenditures

Exclusive of the series of transactions including the acquisitions of properties from PRL which created the Trust, PET expended $8.3 million on exploration and development activities in its core areas. In addition the Ells property was acquired for $18.4 million in March and Epact Exploration Ltd. was acquired in November for $13.3 million as well as other minor acquisitions.

Capital Expenditures

($ thousands except where noted)	2003	2002	% Change
Exploration & development expenditures	8,327	11,468	(27)
Acquisitions	32,252	—	—
Properties acquired from PRL	269,162	—	—
Other	757	2,828	(73)

Total	310,498	14,296	—

The Board of Directors of the Administrator of PET has approved a capital budget for exploration and development expenditures of up to $20 million for 2004.

Net Capital Expenditures ($MM)

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Cost Recovery Test

PET performs cost recovery tests annually or as economic events dictate. An impairment loss is recognized when the carrying amount of a property or project is greater than the sum of the expected future cash flows (undiscounted and without interest charges) from that property or project. The amount of the impairment loss is calculated as the difference between the carrying amount and the present value of estimated future cash flows.

Although the sum of the expected future cash flows for the total of all of PET’s assets greatly exceeds the carrying amount, cost recovery tests carried out at a property level did identify some impairment at December 31, 2003. Application of this test at December 31, 2003 resulted in a reduction of the carrying value of PET’s property, plant and equipment of $9.8 million. This amount arose in connection with an increase in capital assets related to the asset retirement obligation, revisions to PET’s reserves and adjustments to estimates of future cash flows related to the gas over bitumen issue. No future compensation with respect to the gas over bitumen issue for any shut-in production beyond the current interim financial assistance of $0.60 per Mcf on current or future foregone production was included in this determination. To the extent that circumstances including volumes of gas shut-in or finalization of compensation arrangements change, further adjustments to the carrying amount of PET’s property, plant and equipment may be required. Such adjustments relate to prescribed determinations under the successful efforts method of accounting and should not be taken to represent indications of the fair market value of PET’s assets or the possible impairment of such value.

Capitalization and Financial Resources

PET commenced bank borrowing in March 2003. At December 31, 2003, PET had bank debt outstanding of $55.6 million and a working capital surplus of $1.4 million. Subsequent to December 31, 2003 the Trust’s available credit facilities were increased from $75 million to $100 million.

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks. The facility consists of a demand loan of $90 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Bankers’ Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.

December 31, 2003 net debt to total market capitalization was 9.4 percent and net debt to 2003 cash flow was 0.4 years.

Market capitalization

($ thousands except per Trust Unit and percent amounts)	2003
Bank and other debt	55,564
Working capital	(1,375)

Net debt	54,189
Trust Units outstanding (000s)	44,638
Market price at end of period	11.68
Market value of Trust Units	521,376
Total market capitalization(1)	575,565

Net debt as a percent of total capitalization	9.4%
Cash flow	126,360
Net debt to cash flow ratio (times)	0.4

(1) Total market capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total market capitalization is not intended to represent the total funds from equity and debt received by the Trust.

In February, 2004 PET closed the acquisition of producing natural gas properties in the Marten Hills area of Northeast Alberta for $30.3 million. The acquisition was financed from existing credit facilities.

Total Market Capitalization (%)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unitholders’ Equity

PET’s total capitalization was $575.6 million at December 31, 2003 with the market value of the Trust Units representing 91 percent of total capitalization. During 2003, the market price of the Trust Units ranged from $8.25 to $15.45 with an average daily trading volume of 236,000 Units.

On December 31, 2003 there were 44.6 million Trust Units outstanding. All Trust Units were issued during 2003 as follows:

•	On February 3, 2003 9.9 million Trust Units were issued to PRL. All these Units were distributed by way of a dividend in-kind to the shareholders of PRL.

•	On March 11, 2003 PET issued 29.7 million Trust Units to Unitholders pursuant to a Rights Offering.

•	On May 30, 2003 PET closed an equity financing issuing 5 million Trust Units at $12.65 per Unit for net proceeds of $60.1 million.

Cash Distributions

PET declared cash distributions of $123.2 million ($2.884 per Unit) in 2003 representing 97 percent of 2003 cash flow.

Taxation of 2003 Cash Distributions

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2003 taxation year, the split between the two is 52 percent taxable and 48 percent tax deferred.

PET, in consultation with its tax advisors, is of the view that the 2003 distributions pa id to non-corporate Unitholders who are U.S. residents are “Qualified Dividends” for U.S. tax purposes. With respect to distributions paid in 2003, 47.8 percent would be reported as qualified dividends and 52.2 percent would be reported as non-taxable return of capital for U.S. Persons. PET performed an Earnings and Profits calculation for U.S. tax purposes in order to make this determination. Holders or potential holders of Paramount Energy Trust Units should consult their own legal and tax advisors as to their particular tax consequences of holding Paramount Energy Trust Units.

2003 Distributions by Month ($  per Trust Unit)

		Tax Deferred
		Amount
	Taxable	(Return of
Payment Date	Amount	Capital)	Total
April 15, 2003	$0.432	$0.398	$0.830
May 15, 2003	0.144	0.133	0.277
June 16, 2003	0.144	0.133	0.277
July 15, 2003	0.130	0.120	0.250
August 15, 2003	0.130	0.120	0.250
September 15, 2003	0.104	0.096	0.200
October 15, 2003	0.104	0.096	0.200
November 17, 2003	0.104	0.096	0.200
December 15, 2003	0.104	0.096	0.200
January 15, 2004	0.104	0.096	0.200

Total	$1.500	$1.384	$2.884	(1)

Percent	52.0%	48.0%	100.0%

(1)	Total is based upon cash distributions paid and payable during 2003

2004 Cash Distributions

After a payout of $0.20 per Trust Unit for January 2004, monthly cash distributions were set at $0.16 per Trust Unit for February 2004. It is expected that this newly-established level of monthly distribution will be sustainable for the foreseeable future assuming the current forward market for natural gas prices, the shut-in of additional volumes of gas due to the gas over bitumen issue as recommended by the AEUB SSG and that compensation for such shut-in, other than the temporary financial assistance program presently in place, is delayed beyond the date of shut-in. Distributions are subject to review monthly based on PET’s production and commodity price fluctuations. Revisions, if any, to the forecast monthly distributions will be determined as required in the context of prevailing and anticipated conditions at that time.

Paramount Energy Trust

Cash Flow Sensitivity for the Year 2004

Below is a table that shows sensitivities of PET’s 2004 cash flow to operational changes and changes in the business environment:

Impact on Annual Cash Flow

	Change	$ /Trust Unit	%
Business Environment
Price per Mcf of natural gas ($Cdn - AECO)	$0.50/GJ	0.216	10
$U.S./$Cdn exchange rate	$0.01	0.037	2
Interest rate on debt	1%	0.021	1
Operational
Gas production volume	1 MMcf/d	0.026	1
Operating costs per Mcf	$0.10/Mcf	0.060	3
Cash G&A expenses per Mcf	$0.05	0.030	1

These sensitivities assume operating costs of $0.95 per Mcf, general and administrative expenses of $0.15 per Mcf, a U.S./Canadian exchange rate of $0.75 and an interest rate on debt of 4.5 percent.

Given the uncertainty surrounding the gas over bitumen issue and the range of possible production volumes which may or may not be shut-in in the future, the following table presents estimated 2004 monthly average cash flow per Unit at various assumed average annual gas prices and production levels, and assuming no compensation for any gas over bitumen shut-in production beyond the current interim financial assistance of $0.60 per Mcf on current or future foregone production. Incorporating the current forward market for natural gas, average calendar 2004 AECO gas prices are currently estimated at approximately $6.25/GJ.

2004 Estimated Monthly Cash Flow per Unit

Average 2004 AECO Gas Price ($/GJ)
$5.00	$5.50	$6.00	$6.50	$7.00

Production	Average 2004 Cash Flow
(MMcf/d)	$/Unit/Month
85	0.171	0.186	0.204	0.222	0.241
80	0.162	0.176	0.193	0.209	0.226
75	0.154	0.166	0.181	0.197	0.212
70	0.146	0.157	0.170	0.184	0.198

Summary of Quarterly Results

The following table presents PET’s results by quarter for the last two fiscal years.

Summary of Quarterly Results

($ millions, except for per Unit amounts)

	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Natural gas revenue	41.0	46.8	51.3	62.1	40.6	28.0	33.4	21.8
Net earnings (loss)	(2.8)	12.3	17.0	26.0	7.5	1.0	3.9	(5.0)
Per Unit Basic	(0.06)	0.28	0.41	0.66	0.19	0.02	0.10	(0.13)
Per Unit Diluted	(0.06)	0.28	0.41	0.64	0.19	0.02	0.10	(0.13)

Critical Accounting Estimates

Successful Efforts Accounting

PET follows the successful efforts method of accounting. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred. Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Cost Recovery Test

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the discounted present value of estimated future cash flows. The carrying values of capital assets including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Reporting and Regulatory Update

There have been several changes in the financial reporting and securities regulatory environment in 2003 that have impacted the Trust and all public entities. Canadian securities regulators and the Canadian Institute of Chartered Accountants (CICA) are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information. As well, the changes have been brought about by a goal of aligning Canadian standards more closely with those in the United States.

The following new and amended standards were implemented by the Trust in 2003 and their impact is reflected in the 2003 financial statements.

Asset Retirement Obligations – The CICA issued Section 3110 which harmonizes Canadian GAAP with SFAS No. 143 “Accounting for Asset Retirement Obligations.” The new Canadian standard is effective for fiscal years beginning on or after January 1, 2004. However, earlier adoption is encouraged. PET implemented this standard in 2003 in accordance with the early adoption provisions of the standard. As a result of implementation, the liability for future abandonment costs (the “Asset Retirement Obligation” or “ARO”) increased to $21.7 million and the carrying amount of property, plant and equipment increased by $7.4 million. Net earnings for 2003 of $53.3 million decreased by $0.9 million compared to net earnings which would have been reported under the old standard. The transitional provisions of this section require that the standard be applied retroactively with restatement of comparative periods. As a result of the retroactive application, 2002 comparative numbers have been restated to reflect the impact of the standard on the 2002 financial statements. Net earnings for 2002 of $9.0 million decreased by $1.6 million, the ARO increased to $20.0 million, the carrying amount of property, plant and equipment increased by $9.3 million and opening 2002 accumulated earnings decreased by $2.0 million. Opening 2003 accumulated earnings decreased by $3.6 million for the cumulative impact of retroactive restatement of all prior years.

Disclosure of Guarantees – In February 2003, the CICA issued Accounting Guideline 14 “Disclosure of Guarantees” which requires that all guarantees be disclosed in the notes to the financial statements along with a description of the nature and term of the guarantee and an estimate of the fair value of the guarantee. The new guideline is effective for fiscal years beginning on or after January 1, 2003. Implementation of the new guideline did not impact PET’s financial results for 2003.

The following new and amended standards are expected to impact the Trust in 2004 as follows:

Stock Based Compensation and Other Stock Based Payments – In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments.” The amended section is effective for fiscal years beginning on or after January 1, 2004.

Hedging Relationships – In December 2001, the CICA issued Accounting Guideline 13 “Hedging Relationships” that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 is intended to harmonize Canadian GAAP with SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities.” The guideline is effective for fiscal years beginning on or after July 1, 2003.

Continuous Disclosure Obligations – Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 “Continuous Disclosure Obligations”. This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form (AIF). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to Unitholders, but rather these documents will be provided on an “as requested” basis. It is PET’s intention to make these documents available on the Trust’s website on a continuous basis.

Impact on Net Earnings of Change in Accounting Policies

The implementation of a new accounting policy relating to asset retirement obligations has resulted in restatement of previously reported annual and quarterly net earnings. The restatement was required per the transitional provisions of the accounting standard.

The following table illustrates the impact of the new accounting policy on annual net income for the years and quarters which have been presented for comparative purposes:

Paramount Energy Trust

	2003
($ thousands)	Q4	Q3	Q2	Q1	Total
Net earnings (loss) before changes in accounting policies(1)	(2,574)	11,993	17,502	26,416	53,337
Increase (decrease) in net earnings: asset retirement obligation(2)	(238)	323	(518)	(470)	(903)

Net earnings (loss) after change in accounting policies	(2,812)	12,316	16,984	25,946	52,434

	2002
($ thousands)	Q4	Q3	Q2	Q1	Total
Net earnings (loss) before changes in accounting policies(1)	7,117	1,737	4,614	(4,427)	9,041
Increase (decrease) in net earnings: asset retirement obligation(2)	380	(723)	(671)	(621)	(1,635)

Net earnings (loss) after change in accounting policies	7,497	1,014	3,943	(5,048)	7,406

(1)	This represents net earnings as reported before retroactive restatement for changes in accounting policies.

(2)	The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003. This new standard requires retroactive application with restatement of all periods presented for comparative purposes.

Quantitative and Qualitative Disclosures About Market Risk

PET’s operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector. The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Cyclical and Seasonal Impact of Industry

The Trust’s operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors including weather and general economic conditions as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on the Trust’s financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum and natural gas industry which is highly competitive at all levels. The Trust competes with other companies and other energy Trusts for all of its business inputs including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, personnel and available capital. The Trust endeavours to be competitive by maintaining a strong financial condition by attracting and retaining technically competent and accountable staff, by refining and enhancing business processes on an ongoing basis and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental Considerations

The Trust is proactive in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its properties. All government regulations and procedures are followed in adherence to the law. The Trust conducts well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

Government Regulation Risk

PET operates in a highly regulated industry and it is possible that changes in such regulations or adverse regulatory decisions could affect the Trust’s production which could reduce distributions to Unitholders. Additional details with respect to the gas over bitumen regulatory issue are described elsewhere in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price, Foreign Exchange and Interest Rate Risk

The two most important factors affecting the level of cash distributions available to Unitholders are the level of production achieved by PET, and the prices received for its production. These prices are influenced in varying degrees by factors outside the Trust’s control. Some of these factors include:

•	economic conditions that influence the demand for natural gas and the level of interest rates set by the Governments of Canada and the U.S.;

•	weather conditions that influence the demand for natural gas;

•	transportation availability and costs; and

•	price differentials among markets based on transportation costs to major markets.

To mitigate these risks, PET has active hedging and marketing programs in place based on an established set of criteria that has been approved by the Board of Directors of the Administrator of the Trust. The results of the hedging program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our hedging strategy, PET also mitigates risk by having a diversified gas marketing portfolio, by transacting with a number of counterparties and limiting exposure to each counterparty.

The contracts that PET has with aggregators vary in length. They represent a blend of domestic markets with fixed and floating prices designed to provide price diversification to our revenue stream.